Marriott Vacations Worldwide Corporation

6649 Westwood Blvd.

Orlando, Florida 32821

(407) 206-6000

July 20, 2018

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Rahul K. Patel

Re:	Marriott Vacations Worldwide Corporation

Registration Statement on Form S-4 (File No. 333-225476)

Dear Mr. Patel:

This letter is sent on behalf of Marriott Vacations Worldwide Corporation (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on July 23, 2018, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MARRIOTT VACATIONS WORLDWIDE CORPORATION

By:	/s/ James H Hunter, IV
Name:	James H Hunter, IV
Title:	Executive Vice President and General Counsel and Secretary

cc:	David Fox, P.C., Kirkland & Ellis LLP

David Feirstein, P.C., Kirkland & Ellis LLP

Victoria J. Kincke, ILG, Inc.

Scott A. Barshay, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

David M. Klein, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP